BLUEKNIGHT ENERGY PARTNERS, L.P.

201 NW 10th, Suite 200

Oklahoma City, Oklahoma 73103

(405) 278-4000

November 18, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-213872)

Ladies and Gentlemen:

Blueknight Energy Partners, L.P. hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-213872) be accelerated so that the Registration Statement will become effective on Monday, November 21, 2016, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

BLUEKNIGHT ENERGY PARTNERS, L.P.

By: Blueknight Energy Partners G.P., L.L.C., its general partner

By:	/s/ Alex G. Stallings
Chief Financial Officer and Secretary

cc:	Ms. Anuja A. Majmudar

Securities and Exchange Commission

Mr. Douglass M. Rayburn

Baker Botts L.L.P.